UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	May 19, 2004
By
Name:	Marcos Grodetsky
Title:		Investor Relations Officer





















TNE TO SELL STAKE IN iG

Rio de Janeiro, May 18, 2004 - Tele Norte Leste Participacoes S.A. (NYSE: TNE) released today, in Brazil, a "Fato Relevante" (Material Fact), in compliance with the Brazilian Securities and Exchange Commission's ("CVM") Instruction No.
 358/02, announcing that TNE has accepted the offer and will sell to Brasil Telecom SA all of the shares (6,791,217) TNE currently indirectly holds in Internet Group Limited "iG" (Cayman), owner of the Brazilian Internet Service Provider "iG".

The shares, representing 17.6% of the total equity of iG, are held by Digital Network Investments Ltd., a wholly owned subsidiary of TNL.Net Participacoes S.A. (one of TNE's subsidiaries). The shares have been valued at the equivalent in Real ("R$", the Brazilian currency) to US$ 17,487,383.78. The sale will represent a net gain of approximately R$6.0 million on the basis of the US$/Real currency exchange rate on May 14, 2004.

The closing of the sale is subject to due diligence procedures to be carried out by the buyer, and the negotiation of the final contractual terms of the transaction.



For more information, please contact:
TNE - INVESTOR RELATIONS 					GLOBAL CONSULTING GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208   		Kevin
Kirkeby (kkirkeby@hfgcg.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155 						Tel: 1-646-284-9416; Fax:
1 646 284 9494


Visit our Investor Relations Website: www.telemar.com.br/ir